October 20, 2005

Mail Stop 4561

Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209

      Re:	Cogdell Spencer Inc.
		Second Amendment to Registration Statement on Form S-11
      Filed October 11, 2005
      Third Amendment to Registration Statement on Form S-11
      Filed October 14, 2005
      Additional response letters dated October 11 and 12, 2005
		File No.  333-127396

Dear Mr. Spencer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of your third amended filing.







Summary, page 1

Conflicts of Interest, page 13
1. We note your response to prior comment 7 and have the following additional comments:
* On page 5, in your summary risk factors, please make it clear that the consideration to be received by the underwriter affiliates relates to your proposed line of credit and not to the offering itself;
* On pages 13 and 38, please revise your discussion to remove the statement that the due diligence review will not be affected by the underwriters` involvement with your line of credit. This is a conclusion that you are not in a position to make. Instead, you should describe risk associated with the possibility that the underwriters` due diligence could in fact be undermined by their involvement in a substantial line of credit. In this regard, we note that the due diligence risk is distinct from the risk of an artificially high price recommendation.
* In revising your disclosure, please quantify the principal amount upon which the fees will be based and make it clear, from page 66, that the line could grow to as much as $250 million and that this would, presumably, lead to the payment of additional fees.

Risk Factors, page 19
2. We note your response to prior comment 29 and reissue the comment.
That your executives are not at this time subject to non-disclosure and non-solicitation provisions appears to present a material risk to the company, including the potential for conflict of interest. Also, please explain why you opted not to subject your executives to standard non-disclosure and non-solicitation provisions.

Risks Related to Our Debt Financings, page 29

Our unsecured line of credit..., page 31
3. We note from Exhibit 10.18 that you have received a summary of terms and a mandate letter related to your anticipated line of credit. Please file these as exhibits to your registration statement and discuss the financial covenants in more detail here.

Risk Related to Our Organization and Structure, page 31

The agreements relating to the consolidation..., page 36
4. Please revise the title of this risk factor to reflect risk related to your inability to obtain lender consents on four properties prior to the close of this offering. Also, please revise your discussion to quantify the prepayment penalties and estimated closing costs associated with refinancing these four loans. If you anticipate incurring a higher interest rate, please discuss that as well. In the event that you choose to transfer the properties without consents, please discuss the ramifications, including breach of your loan agreement and possible acceleration of your obligations.
Finally, if any of these costs are material, please discuss them in your section on liquidity.

Distribution Policy, page 43
5. We note your response to prior comment 14. Please confirm that footnote 10 is in the proper place. It appears to provide an explanation for investing activities, not financing activities.

6. Please revise the table on page 45 to clearly present the shortfall of cash available for distribution for the 12 months ending
June 30, 2006. In a footnote disclose how you expect to make up this shortfall. If you anticipate using your line of credit please confirm to us that you have a binding commitment and tell us if there are any covenants that would prevent you from using proceeds from the line of credit to fund distributions. We note that on page 66 you indicate that there are limitations on your ability to make distributions to stockholders.


Liquidity and Capital Resources, page 61
7. We note your response to prior comment 20. Please further revise the disclosure under "Short-Term Liquidity Needs" to explain the reasons why capital expenditures for the first six months of 2005 are unusually low.
8. Please discuss the expected acquisition disclosed in footnote 3 on page 80. Please disclose whether you have entered into a binding agreement for this acquisition and, if so, please file it as an exhibit to this registration statement.






Business and Properties, page 74

Development Opportunities, page 80
9. We note your response to prior comment 27. On page 81, please revise your tabular disclosure to indicate your percentage interest in each project.

Structure and Formation of Our Company, page 111

Valuation of Existing Entities, page 112
10. We note that under your capitalization rate analysis you valued your existing entities at $358.1 million. We further note, from your correspondence dated October 11, 2005, that you have since decided to eliminate references to this figure and to the "equity value" being contributed to you. Please explain to us the difference between the
$358.1 million figure and the $143 million in "equity value" being contributed to you. If the capitalization rate methodology resulted in a value of $358.1 million, it is not clear why you believe it would be appropriate to omit this number from the prospectus. Also, please disclose the date you performed your valuation analysis.

Unaudited Pro Forma Information, page F-2

11. Please revise to include pro forma EPS data on the face of the pro forma consolidated statements of operations. For reference see
Rule 11-02(b)(7) of Regulation S-X.

Information Not Required in Prospectus

Exhibits
12. Please file the "put" assignment agreement, described on page
81,
as an exhibit to the next amendment. We must review this agreement before the registration statement is declared effective and we may have additional comments based on our review. If this agreement is not available to be filed with the next amendment, please tell us why. We note that the agreement was executed before the registration statement was filed.
13. Please file the exhibits to the merger agreement contained in
Exhibit 10.6, including Exhibit C, listing consideration to be received by the owners of Cogdell Spender Advisors. We may have further comment.
14. Please file the executed investor information pages incorporated by your subscription agreements contained in Exhibit 10.12 and 10.13.
With respect to the information pages associated with Exhibit
10.14,
please file a form of the agreement, provide us with a list of investors and the consideration they are to receive, and confirm that you are not relying on a formula for purposes of determining the number of shares or OP units to be received by your contributors after the close of this offering. Finally, please explain the reference, in Section 5.3 of these agreements, to the "Expiration Time."
15. We note that Exhibit 10.14 refers to the Exchanging Member`s Election. Please file a form of this election with Exhibit 10.14. Also, please tell us when the elections were executed.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Andrew S. Epstein (via facsimile)

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Frank C. Spencer
Cogdell Spencer Inc.
October 20, 2005
Page 5